EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Sprint Corporation of our report dated May 17, 2016, relating to the consolidated financial statements of Sprint Corporation and the effectiveness of Sprint Corporation’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the fact that on July 10, 2013, SoftBank Corp. completed a merger with Sprint Communications, Inc. (formerly Sprint Nextel Corporation) by which Sprint Corporation was the acquiring company of Sprint Communications, Inc. and applied the acquisition method of accounting as of the merger date) appearing in the Annual Report on Form 10-K of Sprint Corporation for the year ended March 31, 2016.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri

November 7, 2016